[SAVIENT LETTERHEAD]

March 13, 2006

Via EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 6010
Washington, DC 20549

Attention: Mr. Jim Peklenk

Re:	Savient Pharmaceuticals, Inc.
Form 10-K for Fiscal Year Ended December 31, 2004
Filed March 31, 2005
Form 10-K – Amendment 2 for Fiscal Year Ended December 31, 2004
Filed January 19, 2006
Form 10-Q for the quarter ended March 31, 2005
Filed May 10, 2005
Form 10-Q – Amendment 1 for the quarter ended March 31, 2005
File No. 000-15313

Ladies and Gentlemen:

Savient Pharmaceuticals, Inc. (“Savient” or the “Company”), is in receipt of further comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in a letter dated March 2, 2006, from Mr. Jim B. Rosenberg, Senior Assistant Chief Accountant of the Commission. The comment letter relates to our Annual Report on Form 10-K/A for fiscal year ended December 31, 2004 filed with the Commission on March 31, 2005, our Annual Report on Form 10-K/A for fiscal year ended December 31, 2004 filed with the Commission on January 19, 2006, our Quarterly Report on Form 10-Q for the quarter ended March 31, 2005 filed with the Commission on May 10, 2005, and our Form 10-Q/A for the quarter ended March 31, 2005 filed with the Commission on January 25, 2006.

For convenient reference, we have included below in italicized type each of the Staff’s comments set forth in the comment letter and have keyed our responses to the numbering of the comments and the headings used in the comment letter.

Securities and Exchange Commission
March 13, 2006

We hereby advise you as follows:

Form 10-K/A (Amendment No. 2) – December 31, 2004

Allowances for returns, page 46

1.	Refer to your response to comment one. We note that your discussion here refers us to the Schedule II – Valuations and Qualifying Accounts for the rollforward of this allowance. The rollforward there does not provide the level of detail previously requested in our letter dated September 20, 2005. Please provide to us in disclosure type format a revised discussion in MD&A that includes the greater level of detail requested in that letter. Specifically the rollforward should include a breakdown of the current year provision between sales made in the current period versus sales made in the prior periods and the actual returns between sales made in the current period versus sales made in prior periods. This request also includes your reference to the same disclosure related to your “Allowances for Medicaid and other government rebates.”

Response:

The Company has prepared the requested rollforwards based upon restated product return reserve and rebate accruals balances.

*            *               *               *

The result of the restatement was to record the net sales allowance provisions in conjunction with the related sales activity based upon management estimates. Therefore, the provisions for product returns and rebates were intended to correspond directly with the respective current period sales. One exception to this related to our 2002 product return reserve which included an additional provision related to prior period sales activity. This exception was attributable to a change in policy during 2002 that required credit rather than replacement for product returns. We began receiving product returns during 2004 which was consistent with our product expiration dating and related product return policy. Additionally, actual rebates deductions relate to sales made in prior months. The Company tracks the lag history (i.e., lag between sales activity and rebate notification) and has trended this lag for the various rebate types. Therefore, current year rebate deductions include a portion related to prior period sales.

Securities and Exchange Commission
March 13, 2006

The breakdown of our allowance for returns and rebates, including an allocation of charges and deductions by originating sales period, is as follows:

(In thousands)		Expense Provisions		Actual Deductions

Description	Balance at Beginning of Period	Related to current year sales	Related to prior period sales	Related to current year sales	Related to prior period sales	Balance at End of Period

Allowance for sales return
2002	$–	$665	$699	$–	$–	$1,364
2003	1,364	3,342	–	–	–	4,706
2004	4,706	2,248	–	–	(3,695)	3,259

Allowance for rebates
2002	2,690	7,510	–	(3,798)	(2,572)	3,830
2003	3,830	7,320	–	(4,530)	(3,452)	3,168
2004	3,168	6,917	–	(3,615)	(3,110)	3,360

Report of Independent Registered Public Accounting Firm, page 68

2.	Please explain to us why your accountants did not make reference to the restatement in their report. Refer to paragraph .06(a) of AU Section 561.

Response:

It is our understanding that Grant Thornton LLP, the Company's independent registered public accounting firm, did not refer to the restatement in their audit opinion since they issued a new opinion with a new date rather than to reissue their opinion with a dual date (which would have been a revision of their original report for certain specified items). The interim standards of the Public Company Accounting Oversight Board adopted the guidance discussed in AU Section 530, “Dating of the Independent Auditor's Report”, which applies rather than the guidance referred to by the staff in paragraph .06(a) of AU Section 561

In addition, the Company’s believes, it has exhaustively made disclosures regarding the restatement in Forms 8-K, in an explanatory note preface to the Form 10-K/A filed on January 19, 2006, and in its consolidated financial statement footnotes filed within Form 10-K/A on January 19, 2006.

Securities and Exchange Commission
March 13, 2006

     * * * *

The Company hereby acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the filings.  The Company further acknowledges that staff comments or changes to disclosure in response to staff comments in the filings review by the staff do not foreclose the Commission from taking any action with respect to the filings.  The Company also acknowledges that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or comments, or if you require any additional information, please contact me at telephone 732-565-4665 or Philip Yachmetz at 732-565-4705 or by telecopier at 732-418-1764. Thank you for your assistance.

Respectfully submitted,

SAVIENT PHARMACEUTICALS, INC.

/s/ Gina Gutzeit
Gina Gutzeit
Interim Chief Financial Officer

cc:	Philip K. Yachmetz
Senior Vice President – Corporate Strategy, General Counsel and Secretary